Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

February 27, 2002

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Ref: Duke Energy International, Geração Paranapanema S.A.
No. CUSIP no. 20441R204 (Common)
SEC F-6 File Nº 333-10812
No. CUSIP no. 20441R105 (Preferred)
SEC F-6 File Nº 333-10810

Gentleman/Madam:

We are enclosing a copy of Duke Energy International, Geração Paranapanema's communiqué. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

P.

Jorge Yoshimura
Investors' Relationship/Financial Officer

Encl.

cc: Glorinete Laurentino
The Bank of New York

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, February 27, 2002. FF/005/02

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**
Exemption No. 82-04979

Dear Sirs,

We are sending a copy of the meetings for the Ordinary General Assembly of Duke Energy International, Geração Paranapanema S.A., that took place on February 27th, 2002.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

P. ______________________
Jorge Yoshimura
Financial/Investors' Relationship Officer

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PA RANAPANEMA S.A.
Public Company

C.N.P.J. No. 02.998.301/0001-81
NIRE 35300170563

Extraordinary General Assembly of February 27, 2002

Date, Time and Place: On February 27th , 2002, at 8:30 a.m., at Hotel Gran Meliá São Paulo, located in the city of São Paulo, state São Paulo, at Av. das Nações Unidas, nº 12.559, Brooklin, Lisboa Hall. **Board:** Mr. Michael Lawrence Dulaney, President of the Board; Mr. Marcos Chaves Ladeira, Secretary. **Present**: Present stockholders representing more than 90% (ninety percent) of the voting capital, according to the signatures mentioned in the Stockholders Presence Book. Present also Mr. Edward Ruiz, representative of the independent auditing company Deloitte Touche Tohmatsu - Auditores Independentes, and Mr. José A. Andrade Navarrete, representative of the company Ernst & Young Auditores Independentes S/C, as well as, Mr. Jorge Yoshimura, as legal representative for Duke Energia do Sudeste Ltda. appointed at the quotaholders meeting of said corporation, on February 26, 2002. **Convocation**: The Convocation Editorial was published in the "Gazeta Mercantil" editions of February 8th , 11th and 14th and on the "Diário Oficial do Estado" editions of February 8th, 9th and 14th. **Order of the Day**: (i) examine, discuss and deliberate about the terms and conditions mentioned in the Merger and Justification Protocol executed between the administrations of the Corporation and Duke Energia do Sudeste Ltda., with the intent of the proposed merger by the Corporation of Duke Energia do Sudeste Ltda.; (ii) have knowledge and ratify the appointment, made by the directors, of the specialized evaluating company responsible for evaluating Duke Energia do Sudeste Ltda. net equity and for preparing the necessary Appraisal Report; (iii) examine and approve the Appraisal Report of the net equity for Duke Energia do Sudeste Ltda.; (iv) resolve on the criteria of cancellation and replacement of the Corporation's shares owned by Duke Energia do Sudeste Ltda. by the new shares to be issued on behalf of Duke Energy International, Brasil Ltda., in the position of sole quotaholder of Duke Energia do Sudeste Ltda.; (v) resolve on and approve the merger of Duke Energia do Sudeste Ltda. by the Corporation; and (vi) resolve on other matters. **Unanimously Deliberations:** Inicially, it was mentioned the grant of the prior authorization by Agência Nacional de Energia Elétrica – ANEEL to the intended merger, according to ANEEL Resolution No. 28, dated of January 21st, 2002 and ANEEL's official letter No. 241/2002-SCG/ANEEL as of February 26, 2002. In due course, having all the matters being clarified, the

stockholders analyzed the issues mentioned in the order of the day and made the following deliberations: (i) fully approved the Merger and Justification Protocol executed on February 7, 2002 (the "Protocol"), which, initialed by the Board, constitute an integral part of the present minutes as Exhibit 1; (ii) ratified the appointment of the specialized company Ernst & Young Auditores Independentes S/C, registered at the Regional Accounting Council of the state of São Paulo, under No. 2SP015199/O-6, and enrolled under National Taxpayers' Register ("C.N.P.J.") No. 61.366.936/0001-25, located at Avenida Presidente Juscelino Kubitschek, NO. 1.830, Tower I, 5° and 6° floors, in the City of São Paulo, State of São Paulo, to proceed with the evaluation of the net equity of Duke Energia do Sudeste Ltda. ("Duke Sudeste") and prepare the respective Appraisal Report, according to the Protocol herein approved; (iii) submitted for appreciation, resulted in the fully approval of the Appraisal Report presented by the representative of Ernst & Young Auditores Independentes S/C, that based the value of the net equity for Duke Sudeste taking into account the date of January 31, 2002, which corresponds to R$ 1.006.845.080,58 (one billion, six million, eight hundred and forty-five thousand, eighty reais and fifty-eight cents), and, initialed by the board, constitutes part of the present minutes as Exhibit 2; (iv) considering the merger and as established in item 3.1. of the Protocol, 34.596.400.823 (thirty four billion, five hundred and ninety-six million, four hundred thousand, eight hundred and twenty-three) common shares and 1.636.363.990 (one billion, six hundred and thirty-six million, three hundred and sixty-three thousand, nine hundred and ninety) preferred shares of the stock capital of the Corporation currently owned by Duke Sudeste, are, herein, cancelled, being approved immediately and concurrent issue, by the Corporation, of 34.596.400.823 (thirty four billion, five hundred and ninety-six million, four hundred thousand, eight hundred and twenty-three) common shares and 1.636.363.990 (one billion, six hundred and thirty-six million, three hundred and sixty-three thousand, nine hundred and ninety) preferred shares, identical to the previously owned by Duke Sudeste, which were cancelled in view of the merger. The new shares now issued are, herein, totally subscribed by Duke Brasil, in the position of sole quotaholder of Duke Sudeste at the moment immediately prior to the merger and in replacement of the quotas held by Duke Brasil in the corporate capital of Duke Sudeste, all according to the terms and conditions established in the Protocol, herein approved, without having any increase in the corporate capital of the Company; (v) in view of the herein approved merger, and observing the conditions established in the Protocol, Duke Sudeste is, herein, extinguished being the Company successor of Duke Sudeste in all rights and obligations, for all effects of law and for universal successor, without any solution for continuity, remaining the administration of this Company as soon as authorized to take all measures, as well as practice all acts complementary and/or originated from the merger, herein approved, with full and general power to proceed with all registers, transcripts or

communications which may deem necessary, as to implement the present transaction, in the terms and conditions herein approved. **Closing and Signature ot the Minutes:** There not being any other pronouncement, the President considered closed the work of this Extraordinary General Meeting, determining that the present minutes be drawn up, and which, was read and found in conformity, followed to be signed by the board and by the stockholders present, which constitutes the majority necessary to take the resolutions herein. **Place and Date:** São Paulo, February 27th, 2002. **Board:** Michael Lawrence Dulaney, President; Marcos Chaves Ladeira, Secretary. **Stockholders Present:** (i) Michael Lawrence Dulaney; (ii) Marcos Chaves Ladeira; (iii) By Duke Energia do Sudeste Ltda., Jorge Yoshimura; (iv) By Duke Energy International, Brasil Ltda., Marcos Chaves Ladeira; and (v) Armando Eugênio Tozoni, as well as the representatives for Deloitte Touche Tohmatsu - Auditores Independentes and Ernst & Young Auditores Independentes S/C. In character as Secretary of the assembly, I declare that this is a loyal copy of the Minutes drawn up in the related book, **Marcos Chaves Ladeira,** Secretary.

Duke Energy®
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

São Paulo, February 27, 2002.

FF/004/02

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

Ref.: **Duke Energy International, Geração Paranapanema S.A.**
Exemption No. 82-04979

Dear Sirs,

This is to inform that some of the shareholders of Duke Energy International, Geração Paranapanema S.A. attended an Extraordinary General Shareholders' Meeting held on this date, in order to: (i) to review, discuss, and resolve on the terms and conditions of the Protocol of Merger and Justification entered into between each of the senior managements of the Company and Duke Energia do Sudeste Ltda., concerning the intended merger of Duke Energia do Sudeste Ltda. into the Company; (ii) to take cognizance of and ratify the senior managements' appointment of a specialized company to appraise the net equity of Duke Energia do Sudeste Ltda. and prepare the corresponding Appraisal Report; (iii) to review and approve the Appraisal Report on the net equity of Duke Energia do Sudeste Ltda.; (iv) to resolve on the criteria for cancellation and exchange of the shares held by Duke Energia do Sudeste Ltda. in the Company's capital stock, with the new shares to be issued to Duke Energy International, Brasil Ltda., in its capacity as the holder of the entire quota capital of Duke Energia do Sudeste Ltda.; (v) to resolve on and approve the merger of Duke Energia do Sudeste Ltda. into the Company; and (vi) to resolve on all matters in the Company's interest. Resolutions Taken: Initially, the members of the Presiding Board clarified to the shareholders attending the general meeting that the National Electric Power Agency – ANEEL had voiced its approval to the intended merger as per ANEEL Resolution 28, of January 21, 2002. Proceeding with the works, the necessary clarifications were made, so that the shareholders could review the issues dealt with in the agenda and resolve as follows: (i) all shareholders present thereat casted their favorable vote to the Protocol of Merger and Justification entered

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

into on February 7, 2002 ("Protocol"); (ii) the appointment of the auditing firm Ernst & Young Auditores Independentes S/C, enrolled in the Regional Council of Accounting of the State of São Paulo under No. 2SP05199/O-6 and in the National Register of Legal Entities (CNPJ) under No. 61.366.936/0001-25, located at Avenida Presidente Juscelino Kubitschek, 1830, *Torre I*, 5th and 6th floors, in the City of São Paulo, State of São Paulo, was ratified to appraise the net equity of Duke Energia do Sudeste Ltda. ("Duke Sudeste") and to prepare the corresponding Appraisal Report as per the Protocol herein approved; (iii) the entire Appraisal Report submitted by the representative of Ernst & Young Auditores Independentes S/C was fully approved. Such Appraisal Report set the net equity value of Duke Sudeste, as of January 31, 2002, at one billion, six million, eight-hundred and forty-five thousand, eighty reais and fifty-eight centavos (R$ 1.006.845.080,58); (iv) as a result of the merger and pursuant to item 3.1 of the Protocol, the 34.596.400.823 (thirty-four billion, five-hundred and ninety-six million, four-hundred thousand, eight-hundred and twenty-three) common shares and the 1.636.363.990 (one billion, six-hundred and thirty-six million, three-hundred and sixty-three thousand, nine-hundred and ninety) preferred shares currently held by Duke Sudeste in the Company's capital stock were cancelled, and the Company was authorized to promptly and concurrently issue 34.596.400.823 (thirty-four billion, five-hundred and ninety-six million, four-hundred thousand, eight-hundred and twenty-three) new common shares and 1.636.363.990 (one billion, six-hundred and thirty-six million, three-hundred and sixty-three thousand, nine-hundred and ninety) new preferred shares, all identical to those previously held by Duke Sudeste, which had been cancelled as a result of the merger. The new shares issued are fully subscribed for by Duke Brasil, in its capacity as the sole quotaholder of Duke Sudeste immediately prior to the merger, and in replacement of the quotas held thereby in the Duke Sudeste's quota capital, all of which shall be in keeping with the terms and conditions set forth in the Protocol approved, without any increase in the Company's capital stock; (v) in light of the merger approved herein and in strict compliance with the conditions established in the Protocol, Duke Sudeste is hereby extinguished, and the Company shall succeed Duke Sudeste in all rights and obligations thereof as general successor and for all due purposes of the law, without interruption.

DUKE ENERGY INTERNATIONAL,
GERAÇÃO PARANAPANEMA S.A.

P. ______________________________

Jorge Yoshimura
Financial/Investors' Relationship Officer